AMERICAN HOUSING REIT INC.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814

March 9, 2015

BY FILING ON EDGAR

Kristi Marrone
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Dear Ms. Marrone,

This letter is submitted in response to your January 2, 2015 letter and subsequent communications.

As of March 31, 2014 and the subsequent months through September 30, 2014, the Company acquired 133 single family residences (SFRs).  All of the SFRs acquired by the Company were tenant-occupied, and all were occupied subject to a current lease.  In most cases, the leases were created just prior to acquisition and all had an initial 12 month term.  Tenant occupation was a condition to closing on these 133 homes.

Under Rule 3-14 of Regulation S-X, a reporting company such as AHR would present audited income statements when the Company acquires real estate operations that are significant. There is an exception to Rule 3-14 of Regulation S-X that allows that financial statements are not required of previously owner-occupied properties with leasing history that is less than three months.  See SEC Filing Manual (the “Manual”) section 2330.10.  In the alternative, Section 2330.8 of the Manual provides that the Company be permitted to present unaudited financial statements for properties that were acquired with leasing histories greater than three months, but less than nine months. Finally, pursuant to the comments to section 2330.1 of the Manual, the Company may seek relief from the audit requirement for financial statement of properties with a rental history of less than one year.

Reviewing our acquisitions of 133 SFRs between November 2013, and September 30, 2014,  128 have rental histories of less than one year and the remaining five properties have leasing histories of more than 12 months (These 5 SFRs have leasing histories of 24 months, 23 months, 15 months, 14 months, and 12.5 months).  Pursuant to SEC Filing Manual Section 2330.8, a company acquiring real estate operations with rental histories of more than three months, but less than nine months, may present financial statements of those properties on an unaudited basis.  Similarly, Section 2330.10 of the SEC Filing Manual provides that no financial statements of acquired real estate operations are required if the leasing histories are less than three months.  The Company understands that at least 48 of its SFRs were acquired with leasing histories less than three months.

In order to avoid piecemeal and misleading financial statement, the Company intends to provide unaudited financial statements for all 133 SFRs acquired in the fiscal year ended September 30, 2014.  The Company will report on Form 8-K.

The Company understands that it is responsible for the adequacy and the accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Conn Flanigan
Conn Flanigan
Chief Executive Officer